Art Technology Group, Inc.
One Main Street
Cambridge, MA 02142
February 7, 2007
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Ladies and Gentlemen:
     Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, Art Technology Group, Inc. (“ATG”), a Delaware corporation, hereby requests that the effective date of its Registration Statement on Form S-3 (Registration No. 333-139205) be accelerated so that the Registration Statement will become effective at 5:30 p.m. on Thursday, February 8, 2007, or as soon as practicable thereafter.
     ATG acknowledges the following:
•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve ATG from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	ATG may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We respectfully request that you provide notice of effectiveness to Mark A. Haddad of Foley Hoag LLP by telephone at (617) 832-1724 and that you confirm such effectiveness in writing.

Very truly yours, Art Technology Group, Inc.
/s/ Robert D. Burke
Robert D. Burke
President and Chief Executive Officer